November 1, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC  20549
USA

Attention:	Tara Harkins Mary Mast Senior Accountants

Dear Sirs/Mesdames:

Re:	Tower One Wireless Corp. (the "Company") Form 20-F for the Fiscal Year Ended December 31, 2020 File No. 000-55103

We write in response to your letter of October 19, 2021 to Alejandro Ochoa, Chief Executive Officer and Interim Chief Financial Officer of the Company, with respect to the Company's Form 20-F for the fiscal year ended December 31, 2020 and further to the Company's letter to you dated September 30, 2021 responding to your initial comment letter of September 20, 2019. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of October 19, 2021.

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to prior comment 2 and that Smythe LLP obtained comfort over the recasted figures to assist in their audit of the fiscal 2019 balances. It is still unclear which accounting firm, if any, is opining on the adjustments outlined in the emphasis of matter paragraph related to the amended financial statements in Note 26, which then refers to notes 8, 14 and 16 in the consolidated financial statements to include certain disclosures regarding the recast of certain 2018 figures. As previously requested, please explain to us more clearly which audit firm opined upon these adjustments to the 2018 financial statements and ask the auditor to revise the auditors' report accordingly.

Answer: Smythe LLP obtained comfort over the recasted figures to assist in their audit of the fiscal 2019 balances. As the balances were concluded to be immaterial to the financial statements as a whole and implications were only for the 2018 balances, it was concluded that the auditors' report did not require to address the recasted figures.

Note 26. Amendments to the Consolidated Financial Statements, page F-47

2. We note your response to prior comment 3. Please explain to us why your note only addresses fiscal 2018 as there appears to be a significant adjustment made to your gain on net monetary position and foreign exchange expense during fiscal 2019. Within your response, please explain to us the nature of the adjustment and how you considered including the disclosures required by paragraph 49 of IAS 8.

Answer: The recasted amounts are related to the 2018 balances with the implications on the financial statement line items noted in notes 8, 14, and 16. The reclassed adjustment made to the gain on net monetary position and foreign exchange expense was identified and disclosed in note 4 of the financial statements which were not related to the recasted balances identified in notes 8, 14, and 16. Due to the nature of calculating the gain on net monetary position during the year, for fiscal 2020, management had revised its methodology which resulted in the reclassed amount noted for fiscal 2019. The reclassed amounts did not have an impact on the Company's comprehensive loss, loss per share or cash flows for fiscal year ended 2019 - as such, it was concluded by management that the note disclosure in the financial statements to be appropriate as per IAS 8.49.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Andrew Stewart, at (604) 891-7700.

Yours truly,

TOWER ONE WIRELESS CORP.

"Alejandro Ochoa"

Alejandro Ochoa
Chief Executive Officer, Interim Chief Financial Officer and Director